Supplement Dated November 16, 2023
to the Prospectus Dated May 1, 2016 and
Notice Document dated May 1, 2023 for

Symetra True Variable Annuity®

Issued By: Symetra Life Insurance Company

On or about December 8, 2023, the BlackRock Capital Appreciation V.I. Fund will be reorganized into the BlackRock Large Cap Focus Growth V.I. Fund. After the reorganization occurs, the BlackRock Large Cap Focus Growth V.I. Fund will change its name to BlackRock Large Cap Growth Equity V.I. Fund. As a result, all references to the BlackRock Capital Appreciation V.I. Fund are replaced with BlackRock Large Cap Growth Equity V.I. Fund.